                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER, 2007

                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

This Form 6-K consists of a copy of the Notice for the Company's Extraordinary
General Meeting of Shareholders and the Supplement to the Proxy Statement dated
August 16, 2007 (Exhibit 99.1) and a copy of the Proxy Card (Exhibit 99.2) that is being distributed to the shareholders of Healthcare Technologies Ltd., an
Israeli corporation (the "Company"), in connection with the Company's
Extraordinary General Meeting of Shareholders, scheduled to be held on December
4, 2007.

NO.    EXHIBIT LIST

99.1   Supplement to Proxy Statement and Notice of Meeting

99.2   Proxy Card

                             Form 6-K Signature Page

Pursuant to the requirements of the Securities and Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)

                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer

Dated: October 19, 2007